UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of registrant's name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On November 26, 2024, Euro Tech Holdings Company Limited (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”) at 4:00 P.M. (local time) at the Charterhouse Causeway Bay, 209-219 Wanchai Road, Hong Kong, SAR China.

The proposals presented to the shareholders at that meeting were the following:

Proposal 1.	The election of the following six (6) individuals to the Company’s Board of Directors: T.C. Leung; David YL Leung; Jerry Wong; Alex Sham; Fu Ming Chen; and Janet Cheang.

Proposal 2.

Adjourn the Annual Meeting if the Company’s management should determine, in its sole discretion, at the time of the Annual Meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting.

An aggregate of 4,505,606 shares, representing approximately 58.39% of the Company’s issued and outstanding 7,716,299 ordinary shares entitled to vote on the record date were present in person or by proxy. A clear quorum was present.

The shareholders in person or by proxy voted their shares as follows:

Proposal Number 1. Election of Directors:

	Votes For	Votes Against	Votes Abstaining	Approximate Percentages of For Votes of All Issued & Outstanding Ordinary Shares
T.C. Leung	4,438,178	55,950	11,478	57.52
David Y.L. Leung	4,448,777	45,351	11,478	57.65
Jerry Wong	4,433,578	60,550	11,478	57.46
Alex Sham	4,435,453	58,675	11,478	57.48
Fu Ming Chen	4,447,856	46,272	11,478	57.64
Janet Cheang	4,439,117	55,011	11,478	57.53

Proposal Number 2. Adjourn Meeting (if necessary):

Votes For	Votes Against	Votes Abstaining	Approximate Percentage of For Votes of All Outstanding Ordinary Shares
4,447,907	45,660	12,039	57.64

As a result, all six (6) of the Company’s nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

November 27, 2024	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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